SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     ABRAMS INDUSTRIES, INC.
                         (Name of Issuer)


                           COMMON STOCK
                  (Title of Class of Securities)

                             003788106
                          --------------
                          (CUSIP Number)

                         Edward M. Abrams
                      Abrams Partners, L.P.
                     3770 Paces Ferry Rd.
                        Atlanta, GA 30327
                          (404) 233-5095
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 15, 1997
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.


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                                         Page 1 of 4

                    SCHEDULE 13D

CUSIP NO.  003788106

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Abrams Partners, L.P.
          IRS Identification No. Applied For

_________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                            (b) / /

_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     OO

_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                / /
_________________________________________________________________
6.   CITIZENSHIP

          Georgia Limited Partnership

_________________________________________________________________
NUMBER OF                7.   SOLE VOTING POWER
SHARES                        500,000 Shares (17.0%)
BENEFICIALLY             ---------------------------
OWNED BY
EACH
REPORTING                8.   SHARED VOTING POWER
PERSON WITH                        0
                         ---------------------------
                         9.   SOLE DISPOSITIVE POWER
                              500,000 Shares (17.0%)
                         ---------------------------

                         10.  SHARED DISPOSITIVE POWER
                              0
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000 shares
     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                          / /
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.0%
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON
     PN
     ____________________________________________________________
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                                 Page  2 of 4

ITEM 1.   SECURITY AND ISSUER.

        This statement (this "Statement") relates to the common stock par value $1 per share (the "Common Stock") of Abrams Industries, Inc. (the "Issuer"), with principal executive offices located at 1945 The Exchange, Suite 300 Atlanta, GA 30339-2029.

ITEM 2.   IDENTITY AND BACKGROUND.

        This Statement is filed by Abrams Partners, L.P. (the "Partnership"), a limited partnership organized under the laws of Georgia. The Partnership has been organized for the purpose of holding Common Stock of the Issuer for current income production and long term appreciation.
        The address of the Partnership is 3770 Paces Ferry
        Road, Atlanta, Georgia 30327.

        The general partner of the Partnership is Abrams Management Company, LLC (the "Company"), a limited liability company organized under the laws of Georgia, organized for the purpose of serving as general partner of the Partnership. The address of the Company is 3770 Paces Ferry Road, Atlanta, Georgia, 30327.

        The members of the Company are Edward M. Abrams, Alan R. Abrams, and James Andrew Abrams, whose interests in the Company are 40%, 30%, and 30%, respectively, and are therefore controlling persons of the Company. The address of the members is 3770 Paces Ferry Road, Atlanta, Georgia, 30327. Edward M. Abrams is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Alan R. Abrams is a Director of the Issuer and President of Abrams Properties, Inc., a subsidiary of the Issuer. James Andrew Abrams is a Director of the Issuer. Alan R. Abrams and James Andrew Abrams are sons of Edward M. Abrams.

        Neither the Partnership, the Company, nor any of the members of the Company have been convicted in any criminal proceedings nor have any of the above been party to any civil proceedings as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Securities were acquired through contributions to the Partnership by the Partnership's limited partners, Edward
        M. Abrams, Alan R. Abrams, and James Andrew Abrams, Alan
        R. Abrams as custodian for Sarah Ann Abrams, Alan R. Abrams as custodian for Daniel Martin Abrams, and Alan R. Abrams as custodian for Patrick Uhry Abrams. The limited partners collectively contributed 500,000 shares of



ATLLIB01  520030.1
                                             Page 3 of 4

        Common Stock (the "Contributed Shares") to the
        Partnership in exchange for partnership interests in the Partnership.

ITEM 4.   PURPOSE OF THE TRANSACTION.

        The contribution of the Contributed Shares to the Partnership was pursuant to the formation of the Partnership. The Company, as general partner of the Partnership has the power to direct the voting and disposition of the Contributed Shares. Control of the Company is exercised by majority vote. Therefore, at least two of the members of the Company must approve any action of the Company, including voting the Contributed Shares on behalf of the Partnership. Except as described herein, the Partnership has no plan or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for
        Item 4 in Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) The 500,000 Contributed Shares represent 17.0% of the currently outstanding Common Stock of the Issuer and are all of the shares owned by the Partnership.

        (b) The Company, as the general partner of the Partnership has sole power to vote and dispose of the Contributed Shares.

        (c)    Other than the contribution of the Contributed
        Shares to the Partnership, no transactions have been effectuated during the past 60 days by the Partnership involving the Common Stock.

        (d)    None.

        (e)    Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Company, as general partner of the Partnership, will have voting rights of the Contributed Shares. Actions of the Company must be approved by a majority of the members of the Company. Therefore, at least two of the three members of the Company must approve actions of the Company with respect to the voting of the Contributed Shares.



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                                             Page 4 of 4

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        None.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:     December 22, 1997
     ----------------------


ABRAMS PARTNERS, L.P.


 /s/ Edward M. Abrams
By:  Edward M. Abrams, as a Member
 of Abrams Management Company, LLC,
 the General Partner of Abrams Partners, L.P.